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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
NEXTPHASE WIRELESS, INC.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
65337J204

(CUSIP Number)
Charles Tamburello
SPC Consultants, LLC
201 South Biscayne Boulevard, 28th Floor, Miami, FL 33131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 13, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	65337J204

1	NAMES OF REPORTING PERSONS SPC Consultants, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		300,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		300,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	300,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	65337J204

1	NAMES OF REPORTING PERSONS Charles Tamburello

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		300,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	300,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
     The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, $0.001 par value (the “Common Stock”), of NextPhase Wireless, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 300 S. Harbor Blvd., Anaheim, California 92805.
Item 2. Identity and Background
(a)	The name of the reporting persons are (i) SPC Consultants, LLC, and (ii) Charles Tamburello (collectively, the “Reporting Persons”).

(b)	The address of both of the Reporting Persons is 201 South Biscayne Boulevard 28th Floor, Miami, Fl 33131.

(c)	Charles Tamburello is the sole member and manager of SPC Consultants, LLC, a Florida limited liability company. The principal business of SPC Consultants, LLC and Tamburello is providing public relations and related consulting services to public companies primarily for emerging growth companies listed for trading on the Over the Counter Bulletin Board. These services include making introductions to clients of firms who are engaged in the stock promoting activities.

(d)	In the case Securities & Exchange Commission v. David Gane, et.al., U.S.D.C. So.D.Fla., 2005, 2005 WL 90154 (S.D.Fla.), the Court found that Tamburello and his company Capital Research Group, Inc. (“CRG”) violated Section 17(b) of the Securities Act of 1933 and Section 10(b) of the Exchange Act by (i) not disclosing some of the compensation paid to CRG in the form of Dicom Imaging Systems, Inc. common stock, in connection with investment opinions that promoted the sale of Dicom’s common stock; and (ii) not adequately disclosing CRG’s intention to sell Dicom common stock it received as compensation for the promotion. The Court denied the SEC’s prayer for injunctive relief and disgorgement and the Court entered a civil penalty against Tamburello and CRG in the amount of $500.00 each.

Other than as set forth above, during the past five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Charles Tamburello is a citizen of the United States. SPC Consultants, LLC is a limited liability company organized under the laws of the state of Florida.
Item 3. Source and Amount of Funds and Other Consideration
     Pursuant to a Consulting Agreement dated May 13, 2008, SPC Consultants, LLC was retained to provide certain public relations and related consulting services to the Issuer, and in exchange for those consulting services SPC Consultants, LLC received 300,000 shares of the Issuer’s common stock. Such shares were issued to SPC Consultants, LLC on or about May 13, 2008.
Item 4. Purpose of Transaction
     SPC Consultants, LLC acquired the shares of Common Stock of the Issuer in the ordinary course of its business as remuneration for services provided to the Issuer. Neither Charles Tamburello nor SPC Consultants, LLC has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Act of 1934, as amended.
     As permitted by law, Charles Tamburello and/or SPC Consultants, LLC may purchase additional shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the of the Issuer and upon other developments, including general economic and stock market conditions.

Item 5. Interest in Securities of the Issuer
(a)	The Reporting Persons are the beneficial owners of 300,000 shares of the Common Stock of the Issuer, representing 7.7% of the issued and outstanding shares of the Issuer’s outstanding Common Stock (based upon 3,913,181 shares of Common Stock outstanding at February 29, 2008, as reported by Issuer in its Form 10-QSB/A filed with the SEC for the quarterly period ended December 31, 2007).

(b)	SPC Consultants, LLC has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 300,000 shares of the Issuer’s Common Stock. Tamburello, as the sole member and manager of SPC Consultants, LLC, has shared voting and dispositive power over all of the shares of Issuer’s Common Stock held by SPC Consultants, LLC.

(c)	Not applicable.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     None.
Item 7. Material to Be Filed as Exhibits
     EXHIBIT A: Consulting Agreement dated May 13, 2008 between SPC Consultants, LLC and NextPhase Wireless, Inc.
     EXHIBIT B: Joint Filing Agreement
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2008	SPC CONSULTANTS, LLC
	By:	/s/ Charles Tamburello
Charles Tamburello
Its: Managing Member

/s/ Charles Tamburello
Charles Tamburello

Exhibit A
CONSULTING AGREEMENT
THIS CONSULTING AGREEMENT (the “Agreement”) is made and entered into effective the 13 day of May, 2008 by and between SPC Consultants, LLC. (the “Consultant”), whose principal place of business is 201 South Biscayne Boulevard, 28th floor, Miami, FL 33131 and NextPhase Wireless, Inc. (the “Client”), whose principal place of business is 300 South Harbor Blvd. Suite 500 Anaheim, CA 92805.
WHEREAS, Consultant is in the business of providing public relations services for corporations, and
WHEREAS, the Client deems it to be in its best interest to retain Consultant to render to the Client such services; and
WHEREAS, Consultant is ready, willing and able to render such services to Client.
NOW THEREFORE, in consideration of the mutual promises and covenants set forth in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1.	Consulting Services. The client hereby retains the Consultant as an independent consultant to the Client and the Consultant hereby accepts and agrees to such retention. The services provided by the Consultant are: Arrange for client’s press releases to be published by wire services and engage other financial public relations firms to publicize Client’s Company.

It is acknowledged and agreed by the Client that Consultant carries no professional licenses, and is not rendering legal advice or performing accounting services, nor acting as an investment advisor or brokerage/dealer within the meaning of the applicable state and federal securities laws. The services of Consultant shall not be Exclusive nor shall Consultant be required to render any specific number of hours or assign specific personnel to the Client or its projects.

2.	Independent Contractor. Consultant agrees to perform its consulting duties hereto as an independent contractor. Nothing contained herein shall be considered to as creating an employer-employee relationship between the parties to this Agreement. The Client shall not make social security, worker’s compensation or unemployment insurance payments on behalf of Consultant. The parties hereto acknowledge and agree that Consultant cannot guarantee the results or effectiveness of any of the services rendered or to be rendered by Consultant.

3.	Time, Place and Manner of Performance. The Consultant shall be available for advice and counsel to the officers and directors of the Client as such reasonable and convenient times and places as may be mutually agreed upon. Except as aforesaid, the time, place and manner of performance of the services hereunder, including the amount of time to be allocated by the Consultant to any specific service, shall be determined at the sole discretion of the Consultant.

4.	Term of Agreement. The term of this Agreement shall be three (3) month(s), commencing on the effective date of this Agreement.

5.	Compensation. In providing the foregoing services, Consultant shall be responsible for all costs incurred except the Client will be responsible for mailing out due diligence requests. Client shall pay Consultant for its services hereunder as follows: to arrange for one or more third parties to transfer 300,000 shares of Client’s free trading common stock to Consultant upon signing of this agreement. All fees may also be paid in cash. For purposes of this paragraph, and paragraph 6 of this agreement, the dollar value of any shares given for compensation shall be the closing price of the Client’s common stock as traded in the over-the-counter market and quoted on the OTC Bulletin Board on the trading day immediately preceding the compensation due date. Any shares shall be unrestricted as to transferability and the Certificates shall not bear any legends or restrictions. The client warrants, represents and agrees that the shares were not issued under SEC Form S-8, that the third party is not an affiliate of the Client, i.e. one who, through stock ownership, a position as director, officer or employee or by other means, has the power to control, directly or indirectly, the management of the Client and, if the third party’s stock was issued in a private placement, that the requirements for the exemption for private placement stock were complied with and the third party has held the stock for the prescribed period necessary to permit the shares to be sold without registration.

6.	Late Payment. In the event of late payment of any compensation due under this Agreement, and in addition to the rights granted the Consultant under paragraph 8 “Termination” of this Agreement, Consultant may cease performance under this Agreement until any arrears in compensation are brought current. If such arrears are not brought current within the time provided under paragraph 8 of this Agreement, or the Client otherwise fails to pay any compensation due under this Agreement, including any compensation due under paragraphs 5 and 11 hereof, then Consultant shall be entitled to recover from the Client a dollar amount equal to the dollar value of any shares due for compensation as provided in paragraph 5 “Compensation” of this Agreement.

7.	Client’s Representations. The Client represents that it is in compliance with all applicable Securities and Exchange Commission reporting and accounting requirements and all applicable requirements of the NASD or any stock exchange. The Client further represents that it has not been and is not the subject of any enforcement proceeding or injunction by the Securities and Exchange Commission or any state securities agency. The Client further represents that any information provided to The Consultant weather in a press release or otherwise is accurate and not false or misleading.

8.	Termination.
a.	Consultant’s relationship with the Client hereunder may be terminated for any reason whatsoever, at any time, by either party, upon 3 days written prior notice.

b.	This Agreement may be terminated by either party upon giving written notice to the other party if the other party is in default hereunder and such default is not cured within fifteen (15) days of receipt of written notice of such default.

c.	In the event of any termination hereunder all shares or funds due to or paid to the Consultant through the date of termination shall be fully earned and non-refundable and the parties shall have no further responsibilities to each other except that the Client shall be responsible to make any and all payments if any, due to the Consultant through the date of the termination and the Consultant shall be responsible to comply with the provisions of section 10 hereof.
9.	Work Product. It is agreed that all information and materials produced for the Client shall be the property of the Consultant, free and clear of all claims thereto by the Client, and the Client shall retain no claim of authorship therein.

10.	Confidentiality. The Consultant recognizes and acknowledges that it has and will have access to certain confidential information of the Client and its affiliates that are valuable, special and unique assets and property of the Client and such affiliates. The Consultant will not, during the term of this Agreement, disclose, without the prior written consent or authorization of the Client, any of such information to any person, for any reason or purpose whatsoever. In this regard, the Client agrees that such authorization or consent to disclose may be conditioned upon the disclosure being made pursuant to a secrecy agreement, protective order, provision of statute, rule, regulation or procedure under which the confidentiality of the information is maintained in the hands of the person to whom the information is to be disclosed or in compliance with the terms of a judicial order or administrative process.

11.	Client Securities. Client shall also arrange for one or more third parties to transfer 10% of any newly registered or issued securities of the clients company within the term of this agreement in the form of fully paid non-assessable free trading shares within 5 business days of registration or issuance. Any shares shall be unrestricted as to transferability and the Certificates shall not bear any legends or restrictions and all shares will meet the same requirements as noted in paragraph five (5) herein.

12.	Conflict of Interest. The Consultant shall be free to perform services for other persons. The Consultant will notify the Client of its performance of consultant services for any other person, which could conflict with its obligations under the Agreement. Upon receiving such notice, the Client may terminate this Agreement or consent to the Consultant’s outside consulting activities; failure to terminate, this Agreement within seven (7) business days of receipt of written notice of conflict shall constitute the Client’s ongoing consent to the Consultant’s outside consulting services.

13.	Disclaimer of Responsibility for Act of the Client. In no event shall Consultant be required by this Agreement to represent or make management decisions for the Client. Consultant shall under no circumstances be liable for any expense incurred or loss suffered by the Client as a consequence of such decisions, made by the Client or any affiliates or subsidiaries of the Client.

14.	Indemnification.
a.	The Client shall protect, defend, indemnify and hold Consultant and its assigns and attorneys, accountants, employees, officers and director harmless from and against all losses, liabilities, damages, judgments, claims, counterclaims, demands, actions, proceedings, costs and expenses (including reasonable attorneys’ fees) of every kind and character resulting from, relating to or arising out of (a) the inaccuracy, non-fulfillment or breach of any representation, warranty, covenant or agreement made by the Client herein, or (b) negligent or willful misconduct, occurring during the term thereof with respect to any of the decisions made by the Client (c) a violation of state or federal securities laws.

b.	The Consultant shall protect, defend, indemnify and hold Client and its assigns and attorneys, accountants, employees, officers and director harmless from and against all losses, liabilities, damages, judgments, claims, counterclaims, demands, actions, proceedings, costs and expenses (including reasonable attorneys’ fees) of every kind and character resulting from, relating to or arising out of (a) the inaccuracy, non-fulfillment or breach of any representation, warranty, covenant or agreement made by the Consultant herein, or (b) negligent or willful misconduct, occurring during the term thereof with respect to any of the decisions made by the Consultant (c) a violation of state or federal securities laws.

15.	Notices. Any notices required or permitted to be given under this Agreement shall be sufficient if in writing and delivered or sent by registered or certified mail, or by Federal Express or other recognized overnight courier to the principal office of each party.

16.	Waiver of Breach. Any waiver by either party or a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by any party.

17.	Assignment. This Agreement and the right and obligations of the Consultant hereunder shall not be assignable without the written consent of the Client.

18.	Applicable Law. It is the intention of the parties hereto that this Agreement and the performance hereunder and all suits and special proceedings hereunder be construed in accordance with and under and pursuant to the laws of the State of Florida and that in any action, special proceeding or other proceedings that may be brought arising out of, in connection with or by reason of this Agreement, the law of the State of Florida shall be applicable and shall govern to the exclusion of the law of any other forum, without regard to the jurisdiction on which any action or special proceeding may be instituted.

19.	Severability. All agreements and covenants contained herein are severable, and in the event any of them shall be held to be invalid by any competent court, the Agreement shall be interpreted as if such invalid agreements or covenants were not contained herein.

20.	Entire Agreement. This Agreement constitutes and embodies the entire understanding and agreement of the parties and supersedes and replaces all other or prior understandings, agreements and negotiations between the parties.

21.	Waiver and Modification. Any waiver, alteration, or modification of any of the provisions of this Agreement shall be valid only if made in writing and signed by the parties hereto. Each party hereto, may waive any of its rights hereunder without affecting a waiver with respect to any subsequent occurrences or transactions hereof.

22.	Binding Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. The arbitration shall be conducted in Miami-Dade County, Florida.

23.	Counterparts and Facsimile Signature. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Execution and delivery of this Agreement by exchange of facsimile copies bearing the facsimile signature of a party hereto shall constitute a valid and binding execution and delivery of this Agreement by such party. Such facsimile copies shall constitute enforceable original documents.
IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement, effective as of the date set forth above.
CONSULTANT:
StockPromoters.com Consultants, LLC.

By: /s/ Charles T. Tamburello	DATE: May 13, 2008
Charles T. Tamburello, President/CEO

CLIENT:

Next phase Wireless, Inc.

By: /s/ Robert Ford	DATE: May 13, 2008
Robert Ford, CEO

Exhibit B
Joint Filing Agreement
     SPC Consultants, LLC and Charles Tamburello each hereby agree, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D filed herewith, and any amendment thereto, relating to the shares of Common Stock, $.001 par value per share, of NextPhase Wireless, Inc. are, and will be, filed jointly on behalf of such person. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Schedule.

Dated: May 21, 2008	SPC Consultants, LLC
	By:	/s/ Charles Tamburello
Charles Tamburello
Its: Manager

/s/ Charles Tamburello
Charles Tamburello